                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3

                        Rule 13e-3 Transaction Statement
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)


                     McNeil Real Estate Fund XXI, L.P.
                    ---------------------------------------
                                (Name of Issuer)

                     McNeil Real Estate Fund XXI, L.P.
                             McNeil Partners, L.P.
                             McNeil Investors, Inc.
                               Robert A. McNeil
                             WXI/McN Realty L.L.C.
                          WXI/MNL Real Estate, L.L.C.
              Whitehall Street Real Estate Limited Partnership XI
                    ---------------------------------------
                      (Name of Person(s) Filing Statement)

                     Units of Limited Partnership Interest
                    ---------------------------------------
                         (Title of Class of Securities)

                                      N/A
                    ---------------------------------------
                     (CUSIP Number of Class of Securities)

                                 Ron K. Taylor
                                   President
                            McNeil Investors, Inc.
                           13760 Noel Road, Suite 600
                              Dallas, Texas 75240
                                 (972) 448-5800
                    ---------------------------------------
           (Name, Address and Telephone Number of Persons Authorized
 to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                with a copy to:


Martha E. McGarry, Esq.    Gary Israel, Esq.         W. Scott Wallace, Esq.
Skadden, Arps, Slate,      Sullivan & Cromwell       Haynes & Boone, LLP
Meagher & Flom LLP         125 Broad Street          901 Main Street, Suite 3100
919 Third Avenue           New York, New York 10004  Dallas, Texas 75202
New York, New York 10022   (212) 558-4000            (214) 651-5000
(212) 735-3000


     This statement is filed in connection with (check the appropriate box):

(a) [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

(b) [ ] The filing of a registration statement under the Securities Act of 1933.

(c)  [ ]  A tender offer.

(d)  [ ]  None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]


                           Calculation of Filing Fee
-------------------------------------------------------------------------------
              Transaction                               Amount of
               valuation*                               Filing Fee**
-------------------------------------------------------------------------------

         $  1,971,483                                  $   394.30

-------------------------------------------------------------------------------

* For purposes of calculating the filing fee only. This calculation assumes the exchange of 24,863 current income units of limited partner interest in the Issuer at $66.00 per unit in cash and 22,035 growth/shelter units of limited partner interest in the Issuer at $15.00 per unit in cash.
** The amount of the filing fee, calculated in accordance with Rule 0-11(c) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of cash exchanged for such units.


[X] Check box if any part of the fee is offset by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1)  Amount Previously Paid:  $   278.47       Filing Party: McNeil Real Estate
                                               Fund XXI, L.P.

     Form or Registration No.: Schedule 14A    Date Filed: August 3, 1999

(2)  Amount Previously Paid:  $ 115.83         Filing Party: McNeil Real Estate
                                               Fund XXI, L.P.

     Form or Registration No.: Schedule 14A    Date Filed: December 14, 1999

                                  INTRODUCTION

     This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Amended and Restated Transaction Statement") is being jointly filed by (1) McNeil Real Estate Fund XXI, L.P., a California limited partnership (the "Partnership"), (2) McNeil Partners, L.P., a Delaware limited partnership and the general partner of the Partnership (the "General Partner"), (3) McNeil Investors, Inc., a Delaware corporation and the general partner of the General Partner ("McNeil Investors"),
(4) Robert A. McNeil, the sole stockholder of McNeil Investors, (5) WXI/McN Realty L.L.C., a Delaware limited liability company (the "Purchaser"), (6) WXI/MNL Real Estate, L.L.C., a Delaware limited liability company and the managing member of the Purchaser ("WXI/MNL Real Estate"), and (7) Whitehall Street Real Estate Limited Partnership XI, a Delaware limited partnership and the managing member of WXI/MNL Real Estate ("Whitehall" and, collectively with the Partnership, the General Partner, McNeil Investors, Robert A. McNeil, WXI/McN Realty and WXI/MNL Real Estate, the "Filing Persons"), pursuant to
Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Securities Exchange Act"), and Rule 13e-3 thereunder ("Rule 13e-3"), to amend and restate Amendment No. 3 to the Preliminary Rule 13e-3 Transaction Statement on Schedule 13E-3 (File No. 5-56613) jointly filed by the Ailing Persons with the Securities and Exchange Commission on November 10, 1999.

     The Partnership has entered into a Master Agreement, dated as of June 24, 1999, as amended as of December 2, 1999 and December 10, 1999 (as amended, the "Master Agreement"), by and among, the Purchaser, the General Partner, McNeil Investors, McNeil Real Estate Management, Inc., McNeil Summerhill, Inc. and eighteen other limited partnerships for which the General Partner or an affiliate of the General Partner serves as the general partner. The Master Agreement provides, among other things, that (1) the General Partner will contribute all of its general partner interests in the Partnership to a newly formed limited liability company directly or indirectly wholly owned by the Purchaser and this subsidiary will be appointed as the new general partner of the Partnership and (2) a separate newly formed limited partnership directly or indirectly wholly owned by the Purchaser will merge with and into the Partnership with the Partnership continuing as the surviving limited partnership, and each limited partner of the Partnership will receive cash merger consideration of approximately $66.00 for each current income unit and $15.00 for each growth/shelter unit held by that limited partner in the Partnership, together with that limited partner's allocable share, if any, of a special distribution in cash if the Partnership participates in the transaction and has a positive net working capital balance calculated in accordance with the terms of the Master Agreement on the closing date of the transaction, all as more fully described in the Proxy Statement (as defined below). A copy of the Master Agreement is included as Appendix A to the Definitive Proxy Statement on
Schedule 14A of the Partnership filed by the Partnership today with the Securities and Exchange Commission (the "Proxy Statement"). The Proxy Statement also has been filed as Exhibit (d)(1) to this Amended and Restated Transaction Statement.

     By filing this Amended and Restated Transaction Statement, none of the Filing Persons concedes that Rule 13e-3 is applicable to the merger or the other transactions contemplated by the Master Agreement. In addition, under a potential interpretation of the Securities Exchange Act and Rule 13e-3, one or more of Whitehall, WXI/MNL Real Estate and the Purchaser may be deemed to be an affiliate of the Partnership. Therefore, each of Whitehall, WXI/MNL Real Estate and the Purchaser has been included as a filing person on this Amended and Restated Transaction Statement.

     The cross-reference sheet below is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Proxy Statement of the information required to be included in response to the items of this Amended and Restated Transaction Statement. The information in the Proxy Statement, including all exhibits and appendices thereto, is hereby expressly incorporated herein by reference, and the responses to each item of this Amended and Restated Transaction Statement are qualified in their entirety by reference to the information contained in the Proxy Statement and such exhibits and appendices.

                             CROSS-REFERENCE SHEET

      Item in Schedule 13E-3        Location in Proxy Statement
      ----------------------        ---------------------------------------

Item 1(a).......................  Cover page, Summary -- Parties to the transaction

Item 1(b).......................  Cover page, Summary -- Record date;
                                  voting power, The Meeting -- Record
                                  date; voting power, Related Security Holder
                                  Matters -- Additional information concerning limited partner units

Item 1(c)-(d)...................  Related Security Holder Matters --
                                  Additional information concerning
                                  limited partner units


Item 1(e).......................  Not applicable

Item 1(f).......................  Related Security Holder Matters -- Recent
                                  transactions in the Partnership's limited partner units

Item 2(a)-(g)...................  Cover page, Summary -- Parties to the transaction, Controlling Persons,
                                  Directors and Executive Officers of
                                  McNeil Partners, McNeil Investors,
                                  WXI/MNL Real Estate, L.L.C., WH
                                  Advisors, L.L.C. XI and The Goldman
                                  Sachs Group, Inc.

Item 3(a)-(b)...................  Summary -- Structure of the transaction,
                                  Summary -- Effects of the transaction, Special Factors -- Effects of the transaction, Summary -- Allocation of the aggregate consideration in the transaction, Special Factors -- Opinions and reports of financial advisors -- Allocation analysis and opinions of Stanger & Co. -- Stanger & Co. allocation analysis, Summary -- Determination of merger consideration for growth/shelter units in the Partnership, Special Factors -- Determination of merger consideration for growth/shelter units in the Partnership, Special Factors -- Interests of certain persons in matters to be acted upon; conflicts of interest, Special Factors -- Background of the transaction, Special Factors -- Purposes and reasons for the transaction, Related Security Holder Matters -- Recent transactions in the Partnership's limited partner units, Related Security Holder Matters -- Past contacts, transactions and negotiations, Special Factors--Events subsequent to the execution of the Master Agreement


Item 4(a).......................  Summary, Special Factors -- Recommendations of
                                  the special committee and the McNeil Investors board of directors; fairness of the transaction, Special Factors -- Interests of certain persons in matters to be acted upon; conflicts of interest, Special Factors -- Purposes and reasons for the transaction, Special Factors -- Effects of the transaction, Special Factors -- Opinions and reports of financial advisors -- Allocation analysis and opinions of Stanger & Co. -- Stanger & Co. allocation analysis, Summary -- Determination of merger consideration for growth/shelter units in the Partnership, Special Factors -- Determination of merger consideration for growth/shelter units in the Partnership, The Master Agreement, WXI/McN Realty Operating Agreement, Other Agreements Between the McNeil Affiliates and Affiliates of WXI/McN Realty, Special Factors -- Plans for the McNeil Partnerships that participate in the transaction

Item 4(b).......................  Summary -- Interests of certain persons in matters to be acted upon; conflicts of
                                  interest, Special Factors -- Interests of certain persons in matters to be acted upon; conflicts of interest, WXI/McN Realty Operating Agreement

Item 5(a)-(g)...................  Special Factors -- Financing; sources of funds, Special Factors -- Plans
                                  for the McNeil

                                  Partnerships that participate in the
                                  transaction, Special Factors -- Effects of the transaction, Related Security Holder
                                  Matters -- Plans or proposals, Special
                                  Factors -- Interests of certain persons in matters to be acted upon; conflicts of interest, The Master Agreement, WXI/McN
                                  Realty Operating Agreement, Other Agreements
                                  Between the McNeil Affiliates and Affiliates of WXI/McN Realty, Summary -- Financing; sources of funds, Summary -- Interests of certain persons in matters to be acted upon; conflicts of interest, Summary -- Effects of the transaction, Summary -- Structure of the transaction

Item 6(a), (c)..................  Special Factors -- Financing; sources of funds, The Master Agreement -- Aggregate consideration, The Master Agreement -- Material representations and warranties, Special Factors -- Effects of the transaction, Special Factors -- Interests of certain persons in matters to be acted upon; conflicts of interest -- Receipt of aggregate consideration by the McNeil Affiliates, Summary -- Structure of the transaction, Special Factors -- Opinions and reports of financial advisors -- Allocation analysis and opinions of Stanger & Co. -- Stanger & Co. allocation analysis, Summary -- Determination of merger consideration for growth/shelter units in the Partnership, Special Factors -- Determination of merger consideration for growth/shelter units in the Partnership, Summary -- Effects of the transaction, Summary -- Allocation of the aggregate consideration in the transaction

Item 6(b).......................  Special Factors -- Expenses relating to the transaction, The Meeting --
                                  Solicitation of proxies, Special Factors --
                                  Opinions and reports of financial advisors
                                  -- Allocation analysis and opinions of
                                  Stanger & Co. -- Fee arrangements, Special
                                  Factors -- Opinions and reports of financial advisors -- Eastdil Realty Company opinions -- Fee arrangements, The Master Agreement -- Fees and expenses

Item 6(d).......................  Not applicable

Item 7(a),(c)...................  Special Factors -- Purposes and
                                  reasons for the transaction, Special
                                  Factors -- Recommendations of the
                                  special committee and the McNeil
                                  Investors board of directors;
                                  fairness of the transaction, Special
                                  Factors -- Background of the transaction, Special Factors -- Opinions and reports of financial advisors, Special Factors -- Alternatives to the transaction, Summary -- Purposes and reasons for the transaction, Summary -- Recommendations of the special committee and the McNeil Investors board of directors, Summary -- Factors considered by the McNeil Investors board of directors and the special committee; fairness of the transaction, Summary -- Opinions and reports of financial advisors, Appendices C-1, C-2, D-1 and D-2

Item 7(b).......................  Special Factors -- Alternatives to the
                                  transaction

Item 7(d).......................  Summary -- Structure of the transaction,
                                  Summary -- Effects of the transaction,
                                  Summary -- Purposes and reasons for the
                                  transaction, Summary -- Interests of certain persons in matters to be acted upon; conflicts of interest, Summary -- Allocation of the aggregate consideration in the transaction, Summary -- Federal income tax consequences of the transaction, Summary -- Accounting treatment of transaction, Special Factors -- Effects of the transaction, Special Factors
                                  -- Purposes and reasons for the transaction, Special Factors -- Opinions and reports of financial advisors -- Allocation analysis and opinions of Stanger & Co. -- Stanger & Co. allocation analysis, Summary -- Determination of merger consideration for growth/shelter units in the Partnership, Special Factors -- Determination of merger consideration for growth/shelter units in the Partnership, The Master Agreement -- The mergers, The Master Agreement -- The contributions, The Master Agreement -- Aggregate consideration, The Master Agreement -- Fees and expenses, The Master Agreement -- Material covenants, Special Factors -- Anticipated accounting treatment, WXI/McN Realty Operating Agreement, Other Agreements Between the McNeil Affiliates and Affiliates of WXI/McN Realty, Special Factors -- Federal income tax consequences, Special Factors --Interests of certain persons in matters to be acted upon; conflicts of interest, Special Factors -- Plans for the McNeil Partnerships that participate in the transaction, Special Factors -- Plans for the McNeil Partnerships that do not participate in the transaction

Item 8(a)-(b), (d)-(f)..........  Special Factors -- Recommendations of the
                                  special committee and the McNeil Investors board of directors; fairness of the transaction, Summary -- Factors considered by the McNeil Investors board of directors and the special committee; fairness of the transaction, Summary -- Recommendations of the special committee and the McNeil Investors board of directors, Summary -- Position of McNeil Partners and Robert A. McNeil regarding the fairness of the transaction, Summary -- Position of Whitehall, WXI/MNL Real Estate and WXI/McN Realty, Summary -- Opinions and reports of financial advisors, Special
                                  Factors --Opinions and reports of financial advisors, Special Factors -- Position of McNeil Partners and Robert A. McNeil regarding the fairness of the transaction, Special Factors -- Position of Whitehall, WXI/MNL Real Estate and WXI/McN Realty, Special Factors -- Alternatives to the transaction, Special Factors -- Background of the transaction, Special Factors -- Interests of certain persons in matters to be acted upon; conflicts of interest, Appendices C-1, C-2, D-1 and
                                  D-2

Item 8(c).......................  Cover page, Summary -- Quorum; vote required,
                                  The Meeting -- Vote required, Summary --
                                  Interests of certain persons in matters to be acted upon; conflicts of interest -- Ownership of limited partner units in the Partnership, The Meeting -- Ownership of limited partner units in the Partnership, Special Factors -- Interests of certain persons in matters to be acted upon; conflicts of interest -- Ownership of limited partner units in the McNeil Partnerships by the McNeil Affiliates, Special Factors -- Recommendations of the special committee and the McNeil Investors board of directors; fairness of the transaction -- Recommendations of the special committee, Summary -- Factors considered by the McNeil Investors board of directors and the special committee; fairness of the transaction

Item 9(a)-(b)...................  Special Factors -- Recommendations of the
                                  special committee and the McNeil Investors board of directors; fairness of the transaction, Special Factors -- Opinions and reports of financial advisors, Special Factors -- Background of the transaction, The Master Agreement --Aggregate consideration -- Allocation of the aggregate consideration, Summary -- Allocation of the aggregate consideration in the transaction, Summary -- Opinions and reports of financial advisors, Summary --Recommendations of the special committee and the McNeil Investors board of directors, Summary -- Factors considered by the McNeil Investors board of directors and the special committee; fairness of the transaction, Appendices C-1, C-2, D-1 and
                                  D-2

Item 9(c).......................  Where You Can Find More Information,
                                  Appendices C-1, C-2, D-1 and D-2

Item 10(a)......................  Special Factors -- Interests of certain persons in matters to be acted upon; conflicts of interest -- Ownership of limited partner units in the McNeil Partnerships by the
                                   McNeil Affiliates, Related Security
                                   Holder Matters -- Principal holders
                                   of limited partner units

Item 10(b).......................  Related Security Holder Matters -- Recent
                                   transactions in the Partnership's limited partner units

Item 11..........................  Summary -- Structure of the transaction,
                                   Summary -- Effects of the transaction,
                                   Special Factors -- Effects of the
                                   transaction, Summary -- Allocation of the aggregate consideration in the transaction, Special Factors -- Opinions and reports of financial advisors --Allocation analysis and opinions of Stanger & Co. -- Stanger & Co. allocation analysis, Summary -- Determination of merger consideration for growth/shelter units in the Partnership, Special Factors -- Determination of merger consideration for growth/shelter units in the Partnership,
                                   The Master Agreement, WXI/McN Realty
                                   Operating Agreement, Other Agreements Between the McNeil Affiliates and Affiliates of WXI/McN Realty, Related Security Holder Matters -- Contracts, arrangements and understandings with respect to limited partner units in the Partnership, Summary -- Quorum; vote required, Summary -- Interests of certain persons in matters to be acted upon; conflicts of interest -- Ownership of limited partner units in the Partnership, The Meeting --Ownership of limited partner units in the Partnership, Special Factors -- Interests of certain persons in matters to be acted upon; conflicts of interest -- Ownership of limited partner units in the McNeil Partnerships by the McNeil Affiliates, Special Factors--Events subsequent to the execution of the Master Agreement, Other Agreements With Respect to the Transaction


Item 12(a).......................  Summary -- Quorum; vote required, Summary --
                                   Interests of certain persons in matters to be acted upon; conflicts of interest --Ownership of limited partner units in the Partnership, The Meeting -- Ownership of limited partner units in the Partnership, Special Factors -- Interests of certain persons in matters to be acted upon; conflicts of interest --Ownership of limited partner units in the McNeil Partnerships by the McNeil Affiliates

Item 12(b).......................  Cover page, Summary -- Recommendations of the special committee and the McNeil Investors board of directors, Summary -- Factors considered by the McNeil Investors board of directors and the special committee; fairness of the transaction, Summary -- Position of McNeil Partners and Robert A. McNeil regarding the fairness of the transaction, Summary -- Position of Whitehall, WXI/MNL Real Estate and WXI/McN Realty, Special Factors --Recommendations of the special committee and the McNeil Investors board of directors; fairness of the transaction, Special Factors --Position of McNeil Partners and Robert A. McNeil regarding the fairness of the transaction, Special Factors -- Position of Whitehall, WXI/MNL Real Estate and WXI/McN Realty, The Meeting -- Recommendations of the McNeil Investors board of directors


Item 13(a).......................  Summary -- No dissenters' rights, Summary --
                                   Recommendations of the special committee and the McNeil Investors board of directors, Summary -- Factors considered by the McNeil Investors board of directors and the special committee; fairness of the transaction, Special Factors -- No dissenters' rights, Special Factors -- Recommendations of the special committee fairness of the transactions, and the McNeil Investors board of directors; fairness of the transaction

Item 13(b).......................  The Meeting -- Lists of limited partners of the Partnership

Item 13(c).......................  Not applicable

Item 14(a).......................  Incorporation of Certain Documents by
                                   Reference, Summary Financial Data of
                                   the Partnership, Certain Financial
                                   Projections of the Partnership, Annual Report and Quarterly Report (The Partnership's Annual Report on Form 10-K for the year ended December 31, 1998, and the Partnership's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999, and the Partnership's audited financial statements included in the Form 10-K and unaudited financial statements included in the Form 10-Q, are incorporated herein by reference pursuant to General Instruction D to Schedule 13E-3.)

Item 14(b).......................  Not applicable

Item 15(a)-(b)...................  Summary -- Recommendations of the special committee and the McNeil Investors board of
                                   directors, Summary -- Opinions and reports of
                                   financial advisors, Summary -- Interests of
                                   certain persons in matters to be acted upon;
                                   conflicts of interest, Special Factors --
                                   Background of the transaction, Special
                                   Factors -- Interests of certain persons in
                                   matters to be acted upon; conflicts of
                                   interest, Special Factors -- Recommendations
                                   of the special committee and the McNeil
                                   Investors board of directors; fairness of the
                                   transaction, Special Factors -- Opinions and
                                   reports of financial advisors, Special
                                   Factors -- Expenses relating to the
                                   transaction, The Meeting -- Solicitation of
                                   proxies

Item 16..........................  Proxy Statement in its entirety

Item 17..........................  Not applicable. See Item 17 of this Amended and Restated Transaction Statement.

----------

ITEM 1.    ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

          (a) The information set forth on the cover page and under "Summary -- Parties to the transaction" in the Proxy Statement is incorporated herein by reference.

          (b) The information set forth on the cover page and under "Summary -- Record date; voting power," "The Meeting -- Record date; voting power" and "Related Security Holder Matters -- Additional information concerning limited partner units" in the Proxy Statement is incorporated herein by reference.

          (c)-(d) The information set forth under "Related Security Holder Matters -- Additional information concerning limited partner units" in the Proxy Statement is incorporated herein by reference.

          (e) Not applicable

          (f) The information set forth under "Related Security Holder Matters -- Recent transactions in the Partnership's limited partner units" in the Proxy Statement is incorporated herein by reference.

ITEM 2.    IDENTITY AND BACKGROUND.


          (a)-(e), (g) This Amended and Restated Transaction Statement is being filed jointly by the Filing Persons. One of the Filing Persons is the Partnership. The Partnership is the issuer of the class of equity securities which is the subject of the Rule 13e-3 transaction. The information set forth on the cover page and under "Summary --Parties to the transaction" and "Controlling Persons, Directors And Executive Officers of McNeil Partners, McNeil Investors, WXI/MNL Real Estate, L.L.C., WH Advisors, L.L.C. XI and The Goldman Sachs Group, Inc." in the Proxy Statement is incorporated herein by reference.

          (f) During the past five years, none of McNeil Partners, McNeil Investors, Robert A. McNeil or any of the other McNeil named persons set forth in "Controlling Persons, Directors and Executive Officers of McNeil Partners, McNeil Investors, WXI/MNL Real Estate, L.L.C., WH Advisors, L.L.C. XI and The Goldman Sachs Group, Inc.--Background of McNeil named persons" in the Proxy Statement has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of that proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of those laws.

          During the past five years, none of WXI/McN Realty, WXI/MNL Real Estate, Whitehall or any of the WXI/McN Realty named persons set forth in "Controlling Persons, Directors and Executive Officers of McNeil Partners, McNeil Investors, WXI/MNL Real Estate, L.L.C., WH Advisors, L.L.C. XI and The Goldman Sachs Group, Inc.-- Background of WXI/McN Realty named persons" in the Proxy Statement has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of that proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of those laws.

ITEM 3.    PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.


     (a)-(b) The information set forth under "Summary -- Structure of the transaction," "Summary -- Effects of the transaction," "Special Factors -- Effects of the transaction," "Summary -- Allocation of the aggregate consideration in the transaction," "Special Factors -- Opinions and reports of financial advisors -- Allocation analysis and opinions of Stanger & Co.
-- Stanger & Co. allocation analysis," "Summary -- Determination of merger consideration for growth/shelter units in the Partnership," "Special Factors -- Determination of merger consideration for growth/shelter units in the Partnership," "Special Factors--Interests of certain persons in matters to be acted upon; conflicts of interest," "Special Factors -- Background of the transaction," "Special Factors -- Purposes and reasons for the transaction," "Related Security Holder Matters -- Recent transactions in the Partnership's limited partner units," "Related Security Holder Matters --Past contacts, transactions and negotiations" and "Special Factors--Events subsequent to the execution of the Master Agreement" in the Proxy Statement is incorporated herein by reference.

ITEM 4.    TERMS OF THE TRANSACTION.


     (a) The information set forth under "Summary," "Special Factors -- Recommendations of the special committee and the McNeil Investors board of directors; fairness of the transaction," "Special Factors -- Interests of certain persons in matters to be acted upon; conflicts of interest," "Special Factors -- Purposes and reasons for the transaction," "Special Factors -- Effects of the transaction," "Special Factors -- Opinions and reports of financial advisors -- Allocation analysis and opinions of Stanger & Co. -- Stanger & Co. allocation analysis," "Summary -- Determination of merger consideration for growth/shelter units in the Partnership," "Special Factors -- Determination of merger consideration for growth/shelter units in the Partnership," "The Master Agreement," "WXI/McN Realty Operating
Agreement," "Other Agreements Between the McNeil Affiliates and Affiliates of WXI/McN Realty" and "Special Factors --Plans for the McNeil Partnerships that participate in the transaction" in the Proxy Statement is incorporated herein by reference.

     (b) The information set forth in "Summary -- Interests of certain persons in matters to be acted upon; conflicts of interest," "Special Factors -- Interests of certain persons in matters to be acted upon; conflicts of interest" and "WXI/McN Realty Operating Agreement" in the Proxy Statement is incorporated herein by reference.

ITEM 5.    PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.


     (a)-(g) The information set forth under "Special Factors -- Financing; sources of funds," "Special Factors -- Plans for the McNeil Partnerships that participate in the transaction," "Special Factors -- Effects of the transaction," "Related Security Holder Matters -- Plans or proposals," "Special Factors -- Interests of certain persons in matters to be acted upon; conflicts of interest," "The Master Agreement," "WXI/McN Realty Operating Agreement," "Other Agreements Between the McNeil Affiliates and Affiliates of WXI/McN Realty," "Summary -- Financing; sources of funds," "Summary -- Interests of certain persons in matters to be acted upon; conflicts of interest," "Summary -- Effects of the transaction" and "Summary -- Structure of the transaction" in the Proxy Statement is incorporated herein by reference.

ITEM 6.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.


     (a), (c) The information set forth under "Special Factors -- Financing; sources of funds," "The Master Agreement -- Aggregate consideration," "Summary -- Structure of the transaction," "Special Factors -- Opinions and reports of financial advisors --Allocation analysis and opinions of Stanger & Co. -- Stanger & Co. allocation analysis," "Summary -- Determination of merger consideration for growth/shelter units in the Partnership," "Special Factors -- Determination of merger consideration for growth/shelter units in the Partnership," "The Master Agreement -- Material representations and warranties," "Special Factors -- Effects of the transaction," "Special Factors -- Interests of certain persons in matters to be acted upon; conflicts of interest -- Receipt of aggregate consideration by the McNeil Affiliates," "Summary -- Effects of the transaction" and "Summary -- Allocation of the aggregate consideration in the transaction" in the Proxy Statement is incorporated herein by reference.

     (b) The information set forth under "Special Factors -- Expenses relating to the transaction," "The Meeting -- Solicitation of proxies" "Special Factors -- Opinions and reports of financial advisors--Allocation analysis and opinions of Stanger & Co.-- Fee arrangements," "Special Factors -- Opinions and reports of financial advisors -- Eastdil Realty Company opinions -- Fee arrangements" and "The Master Agreement -- Fees and expenses" in the Proxy Statement is incorporated herein by reference.

     (d)   Not applicable.

ITEM 7.    PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.


     (a), (c) The information set forth under "Special Factors -- Purposes and reasons for the transaction," "Special Factors -- Recommendations of the special committee and the McNeil Investors board of directors; fairness of the transaction," "Special Factors -- Background of the transaction" "Special Factors -- Opinions and reports of financial advisors,""Special Factors -- Alternatives to the transaction," "Summary -- Purposes and reasons for the transaction," "Summary--Recommendations of the special committee and the McNeil Investors board of directors," "Summary -- Factors considered by the McNeil Investors board of directors and the special committee; fairness of the transaction" and "Summary -- Opinions and reports of financial advisors" in the Proxy Statement and Appendices C-1, C-2, D-1 and D-2 thereto are incorporated herein by reference.

     (b) The information set forth under "Special Factors -- Alternatives to the transaction" in the Proxy Statement is incorporated herein by reference.

     (d) The information set forth under "Summary -- Structure of the transaction," "Summary -- Effects of the transaction," "Summary -- Purposes and reasons for the transaction," "Summary -- Interests of certain persons in matters to be acted upon; conflicts of interest," "Summary -- Allocation of the aggregate consideration in the transaction," "Summary -- Federal income tax consequences of the transaction," "Summary -- Accounting treatment of transaction" "Special Factors -- Effects of the transaction," "Special Factors -- Purposes and reasons for the transaction," "Special Factors -- Opinions and reports of financial advisors -- Allocation analysis and opinions of Stanger & Co. -- Stanger & Co. allocation analysis," "Summary -- Determination of merger consideration for growth/shelter units in the Partnership," "Special Factors -- Determination of merger consideration for growth/shelter units in the Partnership," "The Master Agreement -- The mergers," "The Master Agreement -- The contributions," "The Master Agreement --Aggregate consideration," "The Master Agreement -- Fees and expenses," "The Master Agreement -- Material covenants," "Special Factors -- Anticipated accounting treatment," "WXI/McN Realty Operating Agreement," "Other Agreements Between the McNeil Affiliates and Affiliates of WXI/McN Realty," "Special Factors -- Federal income tax consequences," "Special Factors -- Interests of certain persons in matters to be acted upon; conflicts of interest," "Special Factors -- Plans for the McNeil Partnerships that participate in the transaction" and "Special Factors -- Plans for the McNeil Partnerships that do not participate in the transaction" in the Proxy Statement is incorporated herein by reference.

ITEM 8.    FAIRNESS OF THE TRANSACTION.


     (a)-(b); (d)-(f) The information set forth under "Special Factors -- Recommendations of the special committee and the McNeil Investors board of directors; fairness of the transaction," "Summary -- Factors considered by the McNeil Investors board of directors and the special committee; fairness of the transaction," "Summary -- Recommendations of the special committee and the McNeil Investors board of directors," "Summary -- Position of McNeil Partners and Robert A. McNeil regarding the fairness of the transaction," "Summary -- Position of Whitehall, WXI/MNL Real Estate and WXI/McN Realty," "Summary -- Opinions and reports of financial advisors," "Special Factors -- Opinions and reports of financial advisors," "Special Factors -- Position of McNeil Partners and Robert A. McNeil regarding the fairness of the transaction," "Special Factors -- Position of Whitehall, WXI/MNL Real Estate and WXI/McN Realty," "Special Factors -- Alternatives to the transaction," "Special Factors -- Background of the transaction," and "Special Factors -- Interests of certain persons in matters to be acted upon; conflicts of interest" in the Proxy Statement and Appendices C-1, C-2, D-1 and D-2 thereto are incorporated herein by reference.

     (c) The information set forth on the cover page and under "Summary -- Quorum; vote required," "The Meeting -- Vote required," "Summary -- Interests of certain persons in matters to be acted upon; conflicts of interest -- Ownership of limited partner units in the Partnership," "The Meeting -- Ownership of limited partner units in the Partnership," "Special Factors -- Interests of certain persons in matters to be acted upon; conflicts of interest -- Ownership of limited partner units in the McNeil Partnerships by the McNeil Affiliates," "Special Factors -- Recommendations of the special committee and the McNeil Investors board of directors; fairness of the transaction -- Recommendations of the special committee" and "Summary -- Factors considered by the McNeil Investors board of directors and the special committee; fairness of the transaction" in the Proxy Statement is incorporated herein by reference.

ITEM 9.    REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.


     (a)-(b) The information set forth under "Special Factors -- Recommendations of the special committee and the McNeil Investors board of directors; fairness of the transaction," "Special Factors -- Opinions and reports of financial advisors," "Special Factors -- Background of the transaction," "The Master Agreement -- Aggregate consideration --Allocation of the aggregate consideration," "Summary -- Allocation of the aggregate consideration in the transaction," "Summary -- Opinions and reports of financial advisors," "Summary -- Recommendations of the special committee and the McNeil Investors board of directors" and "Summary -- Factors considered by the McNeil Investors board of directors and the special committee; fairness of the transaction" in the Proxy Statement and Appendices C-1, C-2, D-1 and D-2 thereto are incorporated herein by reference.

     (c) The information set forth under "Where You Can Find More Information" in the Proxy Statement and Appendices C-1, C-2, D-1 and D-2 thereto are incorporated herein by reference.

ITEM 10.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) The information set forth under "Special Factors -- Interests of certain persons in matters to be acted upon; conflicts of interest -- Ownership of limited partner units in the McNeil Partnerships by the McNeil Affiliates," and "Related Security Holder Matters -- Principal holders of limited partner units" in the Proxy Statement is incorporated herein by reference.

     (b) The information set forth in "Related Security Holder Matters -- Recent transactions in the Partnership's limited partner units" in the Proxy Statement is incorporated herein by reference.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.


     The information set forth under "Summary -- Structure of the transaction," "Summary -- Effects of the transaction," "Special Factors -- Effects of the transaction," "Summary --Allocation of the aggregate consideration in the transaction," "Special Factors -- Opinions and reports of financial advisors -- Allocation analysis and opinions of Stanger & Co. -- Stanger & Co. allocation analysis," "Summary -- Determination of merger consideration for growth/shelter units in the Partnership," "Special Factors -- Determination of merger consideration for growth/shelter units in the Partnership," "The Master Agreement," "WXI/McN Realty Operating Agreement," "Other Agreements Between the McNeil Affiliates and Affiliates of WXI/McN Realty," "Related Security Holder Matters -- Contracts, arrangements and understandings with respect to limited partner units in the Partnership," "Summary -- Quorum; vote required,"
"Summary -- Interests of certain persons in matters to be acted upon; conflicts of interest --Ownership of limited partner units in the Partnership," "The Meeting --Ownership of limited partner units in the Partnership," "Special Factors -- Interests of certain persons in matters to be acted upon; conflicts of interest --Ownership of limited partner units in the McNeil Partnerships by the McNeil Affiliates," "Special Factors--Events subsequent to the execution of the Master Agreement" and "Other Agreements With Respect to the Transaction" in the Proxy Statement is incorporated herein by reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

     (a) The information set forth under "Summary -- Quorum; vote required," "Summary -- Interests of certain persons in matters to be acted upon; conflicts of interest -- Ownership of limited partner units in the Partnership," "The Meeting -- Ownership of limited partner units in the Partnership" and "Special Factors -- Interests of certain persons in matters to be acted upon; conflicts of interest -- Ownership of limited partner units in the McNeil Partnerships by the McNeil Affiliates" in the Proxy Statement is incorporated herein by reference.


     (b) The information set forth on the cover page and under "Summary -- Recommendations of the special committee and the McNeil Investors board of directors," "Summary -- Factors considered by the McNeil Investors board of directors and the special committee; fairness of the transaction," "Summary -- Position of McNeil Partners and Robert A. McNeil regarding the fairness of the transaction," "Summary -- Position of Whitehall, WXI/MNL Real Estate and WXI/McN Realty," "Special Factors -- Recommendations of the special committee and the McNeil Investors board of directors; fairness of the transaction," "Special Factors -- Position of McNeil Partners and Robert A. McNeil regarding the fairness of the transaction," "Special Factors -- Position of Whitehall, WXI/MNL Real Estate and WXI/McN Realty" and "The Meeting -- Recommendations of the McNeil Investors board of directors" in the Proxy Statement is incorporated herein by reference.

ITEM 13.   OTHER PROVISIONS OF THE TRANSACTION.

     (a) The information set forth under "Summary -- No dissenters' rights," "Summary -- Recommendations of the special committee and the McNeil Investors board of directors," "Summary -- Factors considered by the McNeil Investors board of directors and the special committee; fairness of the transaction," "Special Factors -- No dissenters' rights" and "Special Factors-Recommendations of the special committee and the McNeil Investors board of directors; fairness of the transaction -- Recommendations of the special committee" in the Proxy Statement is incorporated herein by reference.

     (b) The information set forth under "The Meeting -- Lists of limited partners of the Partnership" in the Proxy Statement is incorporated herein by reference.

     (c)   Not applicable.

ITEM 14.   FINANCIAL INFORMATION.

     (a) The information set forth under "Incorporation of Certain Documents by Reference," "Summary Financial Data of the Partnership" and "Certain Financial Projections of the Partnership" in the Proxy Statement is incorporated herein by reference. Pursuant to General Instruction D to Schedule 13E-3, the Partnership's Annual Report on Form 10-K for the year ended December 31, 1998 and its Quarterly Report on Form 10-Q for the quarter ended September 30, 1999 are incorporated herein by reference. The Partnership's audited financial statements included in the Form 10-K and unaudited financial statements included in the Form 10-Q are incorporated herein by reference. In addition, the Partnership's Annual Report on Form 10-K for the year ended December 31, 1998 and its Quarterly Report on Form 10-Q for the quarter ended September 30, 1999 will be delivered to holders of limited partner units in the Partnership together with the Proxy Statement. See "Annual Report and Quarterly Report" and "Incorporation of Certain Documents by Reference" in the Proxy Statement.

     (b)   Not applicable.

ITEM 15.   PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

     (a)-(b) The information set forth under "Summary -- Recommendations of the special committee and the McNeil Investors board of directors," "Summary -- Opinions and reports of financial advisors," "Summary -- Interests of certain persons in matters to be acted upon; conflicts of interest," "Special Factors -- Background of the transaction," "Special Factors -- Interests of certain persons in matters to be acted upon; conflicts of interest," "Special Factors -- Recommendations of the special committee and the McNeil Investors board of directors; fairness of the transaction," "Special Factors -- Opinions and reports of financial advisors," "Special Factors -- Expenses relating to the transaction" and "The

Meeting -- Solicitation of proxies" in the Proxy Statement is incorporated herein by reference.

ITEM 16.   ADDITIONAL INFORMATION.

     The information contained in the Proxy Statement is incorporated herein by reference in its entirety.

ITEM 17.     MATERIAL TO BE FILED AS EXHIBITS.

     (a)     Not applicable

     (b)(1) Opinion of Robert A. Stanger & Co., Inc. dated June 24, 1999 (incorporated by reference to Appendix C-1 to the Proxy Statement)

     (b)(2) Opinion of Robert A. Stanger & Co., Inc. dated December 10, 1999 (incorporated by reference to Appendix C-2 to the Proxy Statement)

     (b)(3) Opinion of Eastdil Realty Company L.L.C. dated June 24, 1999 (incorporated by reference to Appendix D-1 to the Proxy Statement)

     (b)(4) Opinion of Eastdil Realty Company L.L.C. dated December 10, 1999 (incorporated by reference to Appendix D-2 to the Proxy Statement)

     (b)(5) Status Report on Proposed Transaction Involving the McNeil Partnerships, dated June 24, 1999, prepared by Robert A. Stanger & Co., Inc.(1)

     (b)(6)  Factual chronology of PaineWebber, Incorporated, dated June 3,
             1999(2)

     (b)(7) Estimates of the deficit restoration obligations of the general partners of the McNeil Partnerships as of January 31, 2000, prepared by Arthur Andersen LLP**

     (b)(8)  Status report of Eastdil Realty Company, L.L.C., dated May 25,
             1999(2)

     (b)(9) Report of Houlihan, Lokey, Howard & Zukin Capital, dated as of June 1999(2)

     (b)(10) Status Report on Proposed Transaction Involving the McNeil Partnerships, dated December 1999, prepared by Robert A. Stanger & Co., Inc.**

     (c)(1) Master Agreement, dated as of June 24, 1999, as amended as of December 2, 1999 and December 10, 1999, by and among WXI/McN
             Realty L.L.C., the McNeil Partnerships (as defined therein), McNeil Investors, Inc., McNeil Partners, L.P., McNeil Real Estate Management, Inc., McNeil Summerhill, Inc. and Robert A. McNeil (incorporated by reference to Appendix A to the Proxy
             Statement)

     (c)(2) Form of First Amended and Restated Limited Liability Company Operating Agreement of WXI/McN Realty L.L.C. (incorporated by reference to Appendix B to the Proxy Statement)

     (c)(3) Voting Agreement, dated as of December 7, 1999, by and among McNeil Partners, L.P. on behalf of itself and each of the McNeil Partnerships (other than Regency North Associates, L.P., Fairfax Associates II, Ltd. and McNeil Summerhill I, L.P.), Regency North Associates, L.P., Fairfax Associates II, Ltd., McNeil Summerhill I, L.P., McNeil Real Estate Management, Inc., McNeil Investors, Inc., Robert A. McNeil, Carole J. McNeil, High River Limited Partnership, Riverdale LLC, Unicorn Associates Corporation, Longacre Corp. and Carl C. Icahn **

     (d)(1)  Proxy Statement **

     (d)(2) The Partnership's Annual Report on Form 10-K for the year ended December 31, 1998 (incorporated by reference to the Partnership's Annual Report on Form 10-K for the year ended December 31, 1998)

     (d)(3) The Partnership's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999 (incorporated by reference to the Partnership's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999)

     (e)     Not applicable

     (f)     Not applicable


------------
**  Filed herewith.

(1) Previously filed as the similarly numbered exhibit to Amendment No. 1 to the Preliminary Rule 13e-3 Transaction Statement on Schedule 13E-3 filed by the Partnership, the General Partner, McNeil Investors and Robert A. McNeil with the Securities and Exchange Commission on September 30, 1999.

(2) Previously filed as the similarly numbered exhibit to Amendment No. 2 to the Preliminary Rule 13e-3 Transaction Statement on Schedule 13E-3 filed by the Filing Persons with the Securities and Exchange Commission on October 21, 1999.

                                   SIGNATURE
                                   ---------


     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Amended and Restated Transaction Statement is true, complete and correct.

Dated: December 14, 1999       McNEIL REAL ESTATE FUND XXI, L.P.

                                     By:  McNeil Partners, L.P.
                                     Its: General Partner

                                     By:  McNeil Investors, Inc.
                                     Its: General Partner

                                     By: /s/ Ron K. Taylor
                                         -----------------------------
                                         Name:  Ron K. Taylor
                                         Title: President


                                 McNEIL PARTNERS, L.P.

                                     By:  McNeil Investors, Inc.
                                     Its: General Partner

                                     By: /s/ Ron K. Taylor
                                        ---------------------------------
                                         Name:  Ron K. Taylor
                                         Title: President


                                 McNEIL INVESTORS, INC.

                                     By: /s/ Ron K. Taylor
                                        ---------------------------------
                                         Name:  Ron K. Taylor
                                         Title: President


                                 ROBERT A. McNEIL

                                     By: /s/ Robert A. McNeil
                                        ---------------------------------
                                         Name:  Robert A. McNeil

                                 WXI/McN REALTY L.L.C.

                                     By: WXI/MNL Real Estate, L.L.C.
                                     Its: Managing Member

                                     By: Whitehall Street Real Estate
                                         Limited Partnership XI
                                     Its: Managing Member

                                     By: WH Advisors, L.L.C. XI
                                     Its: General Partner

                                     By: /s/Jonathan Langer
                                         ------------------
                                         Name:  Jonathan Langer
                                         Title: Vice President


                                 WXI/MNL REAL ESTATE, L.L.C.

                                     By: Whitehall Street Real Estate
                                         Limited Partnership XI
                                     Its: Managing Member

                                     By: WH Advisors, L.L.C. XI
                                     Its: General Partner

                                     By: /s/Jonathan Langer
                                         ------------------
                                         Name:  Jonathan Langer
                                         Title: Vice President


                                 WHITEHALL STREET REAL ESTATE LIMITED
                                 PARTNERSHIP XI

                                     By:  WH Advisors, L.L.C. XI
                                     Its: General Partner

                                     By: /s/Jonathan Langer
                                         ------------------
                                         Name:  Jonathan Langer
                                         Title: Vice President

                                 EXHIBIT INDEX

     (a)     Not applicable

     (b)(1) Opinion of Robert A. Stanger & Co., Inc. dated June 24, 1999 (incorporated by reference to Appendix C-1 to the Proxy Statement)

     (b)(2) Opinion of Robert A. Stanger & Co., Inc. dated December 10, 1999 (incorporated by reference to Appendix C-2 to the Proxy Statement)

     (b)(3) Opinion of Eastdil Realty Company L.L.C. dated June 24, 1999 (incorporated by reference to Appendix D-1 to the Proxy Statement)

     (b)(4) Opinion of Eastdil Realty Company L.L.C. dated December 10, 1999 (incorporated by reference to Appendix D-2 to the Proxy Statement)

     (b)(5) Status Report on Proposed Transaction Involving the McNeil Partnerships, dated June 24, 1999, prepared by Robert A. Stanger & Co., Inc.(1)

     (b)(6)  Factual chronology of PaineWebber, Incorporated, dated June 3,
             1999(2)

     (b)(7) Estimates of the deficit restoration obligations of the general partners of the McNeil Partnerships as of January 31, 2000, prepared by Arthur Andersen LLP**

     (b)(8)  Status report of Eastdil Realty Company, L.L.C., dated May 25,
             1999(2)

     (b)(9) Report of Houlihan, Lokey, Howard & Zukin Capital, dated as of June 1999(2)

     (b)(10) Status Report on Proposed Transaction Involving the McNeil Partnerships, dated December 1999, prepared by Robert A. Stanger & Co., Inc.**

     (c)(1) Master Agreement, dated as of June 24, 1999, as amended as of December 2, 1999 and December 10, 1999, by and among WXI/McN
             Realty L.L.C., the McNeil Partnerships (as defined therein), McNeil Investors, Inc., McNeil Partners, L.P., McNeil Real Estate Management, Inc., McNeil Summerhill, Inc. and Robert A. McNeil (incorporated by reference to Appendix A to the Proxy
             Statement)

     (c)(2) Form of First Amended and Restated Limited Liability Company Operating Agreement of WXI/McN Realty L.L.C. (incorporated by reference to Appendix B to the Proxy Statement)

     (c)(3) Voting Agreement, dated as of December 7, 1999, by and among McNeil Partners, L.P. on behalf of itself and each of the McNeil Partnerships (other than Regency North Associates, L.P., Fairfax Associates II, Ltd. and McNeil Summerhill I, L.P.), Regency North Associates, L.P., Fairfax Associates II, Ltd., McNeil Summerhill I, L.P., McNeil Real Estate Management, Inc., McNeil Investors, Inc., Robert A. McNeil, Carole J. McNeil, High River Limited Partnership, Riverdale LLC, Unicorn Associates Corporation, Longacre Corp. and Carl C. Icahn **

     (d)(1)  Proxy Statement **

     (d)(2) The Partnership's Annual Report on Form 10-K for the year ended December 31, 1998 (incorporated by reference to the Partnership's Annual Report on Form 10-K for the year ended December 31, 1998)

     (d)(3) The Partnership's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999 (incorporated by reference to the Partnership's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999)

     (e)     Not applicable

     (f)     Not applicable


-------------

**   Filed herewith.

(1) Previously filed as the similarly numbered exhibit to Amendment No. 1 to the Preliminary Rule 13e-3 Transaction Statement on Schedule 13E-3 filed by the Partnership, the General Partner, McNeil Investors and Robert A. McNeil with the Securities and Exchange Commission on September 30, 1999.

(2) Previously filed as the similarly numbered exhibit to Amendment No. 2 to the Preliminary Rule 13e-3 Transaction Statement on Schedule 13E-3 filed by the Filing Persons with the Securities and Exchange Commission on October 21, 1999.